

THEÁ PANAKEIA
BOTANICALS

OPERATING AGREEMENT
AS AMENDED
OF
HERBAL BOTANICAL PRODUCTS, LLC

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PROVIDED IN THE SECURITIES ACT OF 1933, AS AMENDED, OR AS PROVIDED IN ANY STATE SECURITIES LAW. WITHOUT REGISTRATION, THE INTERESTS MAY NOT BE TRANSFERRED, EXCEPT UPON DELIVERY TO THE LIMITED LIABILITY COMPANY OF ADVANCE NOTICE OF THE INTENDED TRANSFER AND, IF REQUESTED BY THE MANAGERS, AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS THAT NEITHER THE SECURITIES ACT OF 1933, AS AMENDED, NOR STATE SECURITIES LAWS REQUIRE REGISTRATION OF THE TRANSFER AND THAT THE TRANSFER SHALL NOT VIOLATE THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. IN ADDITION, THIS OPERATING AGREEMENT CONTAINS CERTAIN OTHER RESTRICTIONS ON THE TRANSFER OF SUCH INTERESTS.

TABLE OF CONTENTS

OPERATING AGREEMENT
As Amended

The Members enter into this Agreement as of the Effective Date. The Members mutually agree as follows:

ARTICLE 1 -- DEFINITIONS

The definitions below govern this Agreement unless the context unambiguously requires otherwise.

"Act" means the Wyoming Limited Liability Act, *WY Stat § 17-29-101. (2015)*, as amended from time to time, and any successor statute, as applicable to the Company.

"Adjusted Capital Account Deficit" means the negative balance in a Member's Capital Account at the end of a particular taxable year, after (a) increasing the Capital Account with (1) the amount, if any, of such negative balance the Member is obligated to restore under this Agreement, and (2) the amount of such negative balance the Member is deemed to be obligated to restore under Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), and (b) reducing the Capital Account with the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

"Affiliate" means, with respect to a Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling directly or indirectly ten percent (10%) or more of the outstanding voting securities of such Person, (iii) any officer, director or partner of such Person, or (iv) any officer, director or partner of a Person described in the foregoing clauses (i) or (ii).

"Agreement" means this Operating Agreement, as amended from time to time.

"Approval Rights" means the rights of a Member to vote, approve, or consent to the matters described in Section 5.2.

"Articles of Organization" means the articles referred to in Section 202 of the Act, filed with the Wyoming Secretary of State for the purpose of forming the Company, as the same may be amended or restated from time to time as provided in the Act.

"Assignee" means a transferee of an Interest who has not become a Member.

"Bankruptcy" means the entry of an order for relief by the court in a proceeding under the United States Bankruptcy Code, Title 11, U.S.C., as amended, or its equivalent under a state insolvency act or a similar law of other jurisdictions.

"Capital Event" means a sale or exchange of all or substantially all of the Company's property.

"Cash" means money and equivalents, such as checks, but only when collected, and bank transfers.

"Cash Available for Distribution" means Cash from Operations less Expenses.

"Cash from Operations" means all sums provided by operations and either received in Cash or converted to Cash by the Company during any fiscal period, including sums released from Reserves, but excluding Contributions, Cash from a Capital Event and loans or advances by Members to the Company.

"Cash from a Capital Event" means the net Cash realized by the Company from a Capital Event (including principal and interest payments from any note or other obligation received by the Company in connection with a Capital Event) in each case, after retirement of debt, after subtracting all expenses related to the transaction and after making an allowance for reserves for contingencies and anticipated obligations.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (including any successor statute or statutes constituting the United States tax laws), as applicable to the Company and the Members.

"Company" means the Wyoming limited liability company governed by this Agreement and the Act, having the name specified in Section 2.2.

"Company Minimum Gain" means an amount computed as described in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"Contribution" means Cash, other property (net of each liability assumed by the Company in connection with the Contribution and net of each liability subject to which the Company received the Contribution), or any other valuable consideration Transferred by a Person to the Company as a condition of becoming a Member and any subsequent Transfer to the Company by a Person as a Member.

"Effective Date" means the date of filing of the Articles of Organization, which was January 31, 2020 or other date as specified therein.

"Employee Equity Grant Program" or "EEGP" means an incentive plan for select employees, contractors, or consultants the Company may choose to grant, as additional incentive, for select persons or entities who are deemed essential to the success of the Company. The Board of Managers must approve the terms of the EEGP, and the Manager will have the discretion to determine who may participate in the EEGP and how many equity units may be granted.

"Event of Withdrawal" means any of the following:

(a)   a Member voluntarily withdraws from the Company;

(b)   a Member: (i) makes an assignment for the benefit of creditors; (ii) is the subject of a Bankruptcy; (iii) files a petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, or similar relief under any statute, law or regulation or files an answer or other pleading admitting or failing to contest the material allegations of a petition filed in such a proceeding; or (iv) seeks, approves of or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of the Member's property;

(c)   120 days after the start of any proceeding against a Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if the proceeding has not been dismissed, or if within 90 days after the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of the Member's property, without the Member's approval, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated;

(d)   if a Member is a natural person: The Member's death; or the entry by a court of competent jurisdiction adjudicating the Member incompetent to manage the Member's person or estate;

(e)   if a Member is a trust, the termination of the trust or a distribution of its entire Interest but not merely the substitution of a new trustee;

(f)   if a Member is a general or limited partnership, the dissolution and commencement of winding up of the partnership or a distribution of its entire Interest;

(g)   if a Member is a corporation, the filing of articles of dissolution, or their equivalent, for the corporation or revocation of its charter or a distribution of its entire Interest;

(h)   if a Member is an estate, the distribution by the fiduciary of the estate's entire Interest; or

(i)   if a Member is a limited liability company, the filing of articles of dissolution or termination, or their equivalent, for the limited liability company or a distribution of its entire Interest.

"Expenses" means for any fiscal period, (a) the amount of Cash disbursed in the period in order to operate the Company (including capital expenditures and debt service) and to pay expenses of the Company (excluding expenditures in connection with Capital Events); and (b) amounts set aside for the period for working capital and to pay taxes, insurance and other costs and expenses incident to the operation of the Company, including Reserves.

"Interest" or "Member's Interest" means a Member's share of the profits and losses of the Company and the right to receive distributions of Company assets.

"Majority-in-Interest" means any one or more Members owning Interests with an aggregate Voting Share of more than 50.0%.

"Manager" means each Person designated, appointed, or elected as such as provided by this Agreement and by Section 401 of the Act.

"Member" means any Person that signs this Agreement in person or by an attorney-in-fact, or otherwise is a party to this Agreement at the time the Company is formed and is identified as a Member in this Agreement and any Person who is subsequently admitted as a Member, until an Event of Withdrawal occurs with respect to such Person.

"Member Nonrecourse Debt Minimum Gain" means an amount of partner nonrecourse debt minimum gain determined in accordance with Regulations Section 1.704-2(i)(3).

"Membership Units" means that this Operating Agreement initially authorizes two types of Membership Units. One category of Membership Units will be Common Membership Units which will have voting right. The second category of Membership Units will be Redeemable Preferred Units, which will be non-voting and have a liquidation preference of both principle and cumulative preferred dividends over the Common Membership Units. In the case of the Common Units there will be a maximum of 5,000,000 Voting Membership Units and in the case of the Non-Voting Redeemable Preferred Units, there will be a maximum of 7,500 which would be issued at $100.00 each. Both of which may be issued upon the terms, conditions, and quantity as determined by a majority of the Board of Managers by written resolution thereby.

"Organization" means any Person other than an individual.

"Permitted Transferee" means, with respect to a specified Person, the Person, and any revocable trust in which the Person is both the settlor and the trustee. If a Person Transfers an Interest as described above, the Permitted Transferees of the recipient shall be identical to the Permitted Transferees of the Person that Transferred such Interest to the recipient as of the time of such proposed further Transfer by the recipient.

"Person" includes individuals, partnerships, domestic or foreign limited partnerships, domestic or foreign limited liability companies, domestic or foreign corporations, trusts, business trusts, real estate investment trusts, estates and other associations or business entities.

"Proportionate Share" means, with respect to a Member, the percentage listed for the Member in Exhibit A, as amended from time to time.

"Redeemable Preferred Membership Units" means that any Redeemable Preferred Membership Unit, when and if authorized by the Board of Managers, shall be a class of equity securities that have a redemption premium over Common Membership Units. These Preferred Membership Units will also have a preference over Common Units for the payment of cumulative dividends if the Subscription Agreement for the Preferred Units contains language that provides for the accrual of preferred dividends.

"Regulations" means the Income Tax Regulations promulgated under the Code, as amended from time to time, including corresponding provisions of succeeding regulations.

"Reserves" means any sums which the Managers set aside for the payment of taxes, future expenses (including capital expenditures and debt service) or any other purposes as the Managers, in their sole discretion, deem desirable for the Company.

"Securities Laws" means all applicable federal and state securities laws, including the Securities Act of 1933, as amended, and any regulations promulgated thereunder.

"Tax Matters Partner" has the meaning specified in Code Section 6231(a)(7).

"Tax Regulation Allocations" means the allocations described in Section 9.6.

"Transfer," when used as a noun, means any sale, exchange, gift, assignment, transfer, pledge, hypothecation, or any other type of disposition or encumbrance, whether with or without consideration, whether voluntary or involuntary, and in the case of an individual, whether during lifetime or at death, and, when used as a verb, means the corresponding verb. "Transfer," includes, with respect to an entity holding an Interest, a transaction whereby the Persons holding a majority of the voting power of such entity do not hold a majority of the voting power of such entity immediately following the transaction.

"Voluntary Withdrawal" shall have the meaning set forth in Section 5.6.

"Voting Share" means a fraction whose numerator is a Member's Proportionate Share and whose denominator is the aggregate Proportionate Share of all Members with Approval Rights.

"Wrongful Voluntary Withdrawal" shall have the meaning set forth in Section 5.6.

ARTICLE 2 -- ORGANIZATION

2.1   Organization of the Company. The Members organized the Company as a limited liability company under the Act and the Members desire that the Company continue to qualify as a limited liability company. The Managers will file or cause to be filed such other filings, recordings, publishing, and other actions as are necessary to comply with all requirements for the continued operation of a limited liability company in Wyoming and all other jurisdictions where the Company desires to conduct its business.

2.2   Name. The name of the Company is "Herbal Botanical Products, LLC."

2.3   Principal Office. The Company will locate its principal office at such a place designated by the Managers.

2.4   Term. The existence of the Company began on the effective date and will continue in perpetuity unless terminated earlier under this Agreement.

2.5   Purpose. The Company is organized for the purpose of conducting or transacting any lawful businesses or purposes within the State of Wyoming or any other jurisdiction.

2.6   Title to Company Assets. The Company will hold title to assets in the name of the Company or such nominees as the Managers determine appropriate.

2.7   Registered Agent and Registered Office. The registered agent and the registered office for the Company will be as reflected in the Articles of Organization.

ARTICLE 3 -- CONTRIBUTIONS

3.1   Member Contributions. Each Member has made an initial Contribution of money and/or other property as of the Effective Date in the amounts and form listed by the Member's name in Exhibit A. The Members have not agreed to make any additional Contributions and the Members may not require additional Contributions to the Company.

3.2 <u>Common Units - No Priority</u>. Except as specifically provided in this Agreement, no Member holding Common Membership Units, may either demand a distribution from the Company or have the right to withdraw from the Company or to demand the return of any Contribution or have priority over any other Member either as to the return of any Contribution or as to distributions.

3.3 <u>Preferred Unit Priority</u>. The Redeemable Preferred Units, when issued, will have a liquidation Preference over all other types of equity securities issued by the Company. This preference includes the return of the original investment amount and any cumulative dividends due under the Redeemable Preferred Subscription Agreement.

3.4 <u>No Third-Party Beneficiaries</u>. The Contribution obligation of the Members under this Article is not intended to create any obligation to third party beneficiaries. No creditor may rely on that obligation unless the Member against whom the obligation is asserted has expressly agreed in writing that the creditor may do so.

ARTICLE 4 -- MANAGEMENT

4.1 <u>Management Vested in the Managers and Not in Members</u>. Management of the Company is vested in one or more Managers and not in the Members. There shall initially be one Manager who initially shall be Stephen Michael McKay. A Manager will hold office indefinitely until he is removed by a Majority-in-Interest of the Members or otherwise resigns. A Manager may resign at any time. The resignation of a Manager is not an Event of Withdrawal and has no effect on the Manager's status as a Member. Upon the removal or resignation of a Manager, a new Manager shall be selected by a vote of a Majority-in-Interest of the Members. Each Manager will devote such time and attention to the Company as he deems reasonably necessary and advisable to manage the affairs of the Company to its best advantage.

4.2 <u>Management of Company Business</u>. Subject to the Approval Rights of the Members to the extent specifically required by Section 5.2, the Managers, and each of them, will have the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company. By way of example, and not limitation, the Managers shall have the authority to do the following:

(a)   to Transfer or acquire property or the use of property;

(b)   to enter into leases, contracts, and guaranties;

(c)   to borrow money on such terms and conditions as the Managers may determine, and to issue notes, bonds, and other obligations and to secure any of the same by mortgage or pledge of Company property or income;

(d)   to lend money, to invest and reinvest the Company's funds, and to receive and hold property as security for repayment;

(e)   to open bank accounts and designate the number and identity of the individuals authorized to write checks and make withdrawals of funds;

(f)   to hire and terminate employees and appoint agents of the Company;

(g)   to designate a replacement registered agent or file a change of registered office;

(h)   to pay, collect, compromise, arbitrate, prosecute, or defend legal actions with respect to, or otherwise adjust, claims, or demands of or against the Company;

(i)   to indemnify any Person;

(j)   to purchase liability and other insurance to protect the Company's property and business;

(k)   to approve a Voluntary Withdrawal of a Member;

(l)   the determination and making of any distribution of Cash Available for Distribution or Cash from a Capital Event;

(m)   to participate in Organizations of any kind with any Person;

(n)   to make donations to the public welfare or for religious, charitable, scientific, literary, or educational purposes; and

(o)   to execute, acknowledge and deliver any and all instruments appropriate to the foregoing, and to apply Company assets.

4.3   <u>Compensation</u>. Except as otherwise provided in this Agreement, the Managers will receive no compensation from the Company for serving as a Manager without the approval of the Majority-in-Interest Members as provided by Section 5.2; provided that the Company will reimburse the Managers for reasonable expenses incurred in managing and operating the Company.

4.4   <u>No Liability</u>. Unless specifically assumed in writing, neither the Managers nor any Member will have personal liability for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act will not result in the imposition of personal liability on any Member or the Managers. Neither the Company nor the Managers will have any liability to any Member resulting either from any acts or omissions made within the scope of authority granted to the Managers under this Agreement or from the disallowance or adjustment of any deductions or credits in the income tax returns of the Company or the Members. Each Manager will discharge his duties in good faith, with the care a corporate officer of like position would exercise under similar circumstances, in a manner reasonably believed to be in the best interests of the Company.

4.5   <u>Indemnification</u>. The Company will indemnify and hold harmless the Managers from and against any loss, expense, damage, or injury suffered or sustained by him by reason of any acts, errors in judgment, omissions or alleged acts or omissions related to the business of the

Company to the fullest extent allowed by law. The Company's duty to indemnify will include any judgment, award, settlement, reasonable legal fees and other costs and expenses related to the defense of any actual or threatened action, proceeding or claim and including any payments made by the Managers, or by reason of any disallowance by any taxing authority of any deduction taken on any Company tax return.

ARTICLE 5 -- RIGHTS AND DUTIES OF MEMBERS

5.1   Representations and Warranties of Members. Each Member represents and warrants to the Company and each other Member as follows:

(a)   If that Member is an Organization, that it is duly organized, validly existing, and in good standing under the law of the jurisdiction of its organization and that it has full power to execute this Agreement and to perform its obligations hereunder.

(b)   The Member has such knowledge of business and financial affairs as is necessary to enable the Member to understand the risks associated with the Company's business and an investment in the Company's securities and to understand the particular financial, legal and tax implications of the Company's business and ownership of an Interest, and has had the opportunity to consult with the Member's own legal, tax and other advisors to determine whether the purchase of an Interest is consistent with the Member's objectives, and has had access to any and all information concerning the Company which the Member and the Member's legal, tax and other advisors have requested and consider necessary to make appropriate evaluation of this investment.

(c)   The Member understands that the Company has not registered the Interests under the Securities Laws in reliance on exemptions from registration under various provisions of applicable statutes, rules, and regulations. The Member understands that its Interest may not be resold unless registered or unless an exemption from registration is available. The Member represents that the Interest is being acquired for investment for the Member's own account with no present intention of reselling or otherwise disposing of the same and understands that the reliance of the Members and the Company upon such exemptions is predicated upon the lack of such intention. The Member further acknowledges that, in the opinion of the Securities and Exchange Commission, the statutory basis for one such exemption would not be present, if, notwithstanding this representation, the Member contemplates it acquiring the Interest for resale upon the occurrence or non-occurrence of some event.

(d)   The Member acknowledges that no trading market for Interests in the Company does or will exist at any time and that any Transfer of such Interest may result in adverse tax consequences.

(e)   The Member acknowledges that other provisions of this Agreement restrict the Transfer of such Interest.

5.2   <u>Approval Rights</u>. Each Member holding Common Membership Units which have voting rights, will have Approval Rights. The following actions require the approval of a Majority-in-Interest of the Members:

(a)   a Capital Event;

(b)   a merger, consolidation, or joint venture of the Company with another Person;

(c)   the redemption in whole or in part of any Interest (except to the extent otherwise expressly permitted under this Agreement), the issuance of any additional Interest or the admission of an Assignee or any other Person as a Member;

(d)   any additional voluntary Contributions;

(e)   a voluntary dissolution or liquidation of the Company;

(f)   any amendment to this Agreement or the Company's Articles of Organization;

(g)   a change in the status of the Company from one in which management is vested in one or more managers to one in which management is vested in the members, or vice versa;

(h)   a revaluation of Company assets;

(i)   authorization for any transaction, agreement, or action unrelated to the Company's purpose as set forth in the Articles of Organization, that otherwise contravenes this Agreement;

(j)   if required by Section 10.2, the designation of the liquidating trustee in a dissolution and winding up of the Company; or

(k)   authorization to compensate the Managers for performing their duties hereunder.

Unless otherwise required by this Agreement or by law, a Majority-in-Interest of the Members may approve any other matter submitted for the approval of the Members.

5.3   <u>Admission of Members</u>. Subject to Section 5.4 and upon the approval of the Members as provided by Section 5.2, an Assignee or any other Person may be admitted as a Member; provided, however, that if the Assignee is a Permitted Transferee, the approval of the Members is not required, and such Assignee shall automatically become a Member upon satisfying the requirements of Section 5.4. If the approved Person is not an Assignee, this approval will indicate the Contribution required for the Person to become a new Member. The Assignee or other Person to be admitted will become a substitute or new Member, as the case may be, only after agreeing in writing to be bound by this Agreement, and, if a new Member, after making any required Contribution. Notwithstanding this Section, the Members need not approve the Transfer (which Transfer complies with Section 5.4) of an Interest (or partial Interest) from one Member to another Member for the transferee Member to exercise the increased Approval Rights associated with the Transferred Interest.

5.4   Transfers. Each Member hereby covenants and agrees that he will not Transfer any Interest (or partial Interest) to an Assignee who is not a Permitted Transferee without the prior written consent of the Managers, which consent may be withheld in the Managers' sole and absolute discretion. No Member or Assignee will voluntarily Transfer any Interest (or partial Interest) to an Assignee until the Company receives from the proposed Assignee such information and agreements that the Company may reasonably require, including any taxpayer identification number, an opinion of counsel satisfactory to the Managers that neither the Securities Act of 1933, as amended, nor applicable state securities laws require registration of the Transfer and that the Transfer will not violate the Securities Act of 1933, as amended, or applicable state securities laws, which opinion the Managers may waive in their sole and absolute discretion, any agreement that federal, state or local tax laws may require and the proposed Assignee's written agreement to be bound by all of the terms of this Agreement as an Assignee, and, if admitted as a Member, as a Member. No Member or Assignee will voluntarily Transfer any Interest (or partial Interest) to an Assignee in a Transfer which constitutes a sale or exchange for federal income tax purposes until the Company receives an opinion of counsel to the Company that any such Transfer, alone or when combined with other transactions, would not result in (a) a termination of the Company within the meaning of Code Section 708 (or, if so, that no material adverse tax consequences would result to the Company or the Members by reason of such termination), (b) the Company's losing its status as a partnership for income tax purposes, or (c) the taxation of the Company as a publicly-traded partnership for income tax purposes, unless the Managers waive this requirement in writing. An attempted Transfer in violation of this Article is void. If a Member Transfers in whole that Member's Interest to an Assignee, the Member will cease to be a Member, even if the Transfer does not result in an Event of Withdrawal.

5.5   Rights of Assignee. Except as provided in Section 5.3, an Assignee, whether or not already a Member with respect to another Interest in the Company owned by him, shall not become a Member of the Company with respect to the Transferred Interest. The Assignee shall not have, with respect to the Transferred Interest, any Approval Rights, including any right or power during the continuance of the Company to vote on any matter, to inspect the books and records of the Company, or to interfere in the management of Company business, unless and until the Assignee becomes a Member pursuant to this Article (and then only as provided in this Agreement), and until such time the voting rights associated with an assigned Member's Interest shall be governed by section 507 of the Act. The Assignee shall be deemed to have made the representations and warranties described in Section 5.1. The Assignee shall have the right and obligation to receive in accordance with this Agreement the allocations described in Section 8.2 and Article 9, any distributions described in Sections 9.1 and 9.2, and any distributions upon liquidation pursuant to Article 10 to which his assignor would have been entitled in the absence of the Transfer. Except as provided in this Section, an Assignee shall not be entitled to exercise any rights of a Member or receive any benefits conferred upon a Member by this Agreement.

5.6   Voluntary Withdrawal. Each Member hereby covenants and agrees that such Member shall not voluntarily take any action which would constitute an Event of Withdrawal with respect to such Member (a "Voluntary Withdrawal"); provided, that any Member may make a Voluntary Withdrawal from the Company upon giving 90 days' prior written notice of withdrawal to the other Members. Unless a Voluntary Withdrawal is approved by a Majority-in-Interest, the Voluntary Withdrawal will violate this Agreement (a "Wrongful Voluntary Withdrawal"). A withdrawn Member who shall have made a Voluntary Withdrawal shall have the rights of an Assignee.

5.7   Distributions to Members Who Have Withdrawn. Upon any Event of Withdrawal, the withdrawn Member shall not be entitled to any special distribution, including without limitation a distribution of the fair value of the withdrawn Member's Interest, but instead its Assignee shall have the right to share in distributions and profits and losses as provided in Section 5.5; provided, that distributions to a Member who has made a Wrongful Voluntary Withdrawal shall be reduced by any damages suffered by the Company or its Members as a result of the withdrawn Member's violation of this Agreement.

ARTICLE 6 -- MEETINGS; APPROVALS WITHOUT A MEETING

Unless otherwise required by law, the Members or the Managers may take any action or vote without a meeting. A Majority-in-Interest of the Members may call a meeting of the Members to act or vote on matters related to the Company by giving at least five days' prior written notice of the time and place to all the Members eligible to attend. Any action or vote which must be taken at a meeting of the Members or the Managers, as the case may be, may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the Members or all of the Managers, as the case may be, entitled to act or vote with respect to such matter. Such consent will have the same effect as an act or vote of such Members or Managers, as the case may be.

ARTICLE 7 -- OTHER BUSINESS VENTURES

Any Member or Manager may engage in or possess an interest in independent ventures of any kind and neither the Company nor any of the Members or Managers will have any right by virtue of this Agreement in or to such independent ventures or to the income, profits, or benefits derived therefrom.

ARTICLE 8 -- ACCOUNTING, RECORDS, TAX MATTERS

8.1   Accounting. The Managers will keep proper and complete records and books of account in which the Managers will record all transactions and other matters relative to the Company's business in accordance with generally accepted accounting principles, consistently applied, or in accordance with such other accounting method customarily used by entities with activities similar to those of the Company; provided that, for purposes of determining and maintaining Capital Accounts, income and loss (and items thereof) shall be determined in accordance with Section 8.2.

8.2   Capital Accounts. A separate capital account ("Capital Account") shall be maintained for each Member or Assignee in accordance with the provisions of this Agreement and the principles of Regulations Section 1.704-1(b)(2)(iv). Consistent therewith, for purposes of determining the net income or net loss or items of income or loss to be credited or charged to Capital Accounts, such amounts shall be determined in accordance with federal income tax principles, adjusted as follows: (a) items of income and gain exempt from federal income tax shall be included in income, (b) immediately before any distribution (liquidating or otherwise) by the Company of any Company asset (including intangible assets) other than cash, the positive or negative difference, if any, between the fair market value (taking Code Section 7701(g) into account) of each such asset over its previous book value shall be included in income or loss, as the case may be, (c) gain or loss realized upon a sale, exchange or other disposition of any Company asset whose book value differs from its adjusted tax basis shall be computed by reference to the asset's book value, (d) expenditures described in Code Section 705(a)(2)(B) or expenditures treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i) shall be included as a loss, (e) when the value of any Company asset on the books of the Company differs from the asset's adjusted tax basis, the amount of book depreciation, depletion or amortization for a period with respect to such asset is the amount that bears the same relationship to the book value of such asset as depreciation (or cost recovery deduction), depletion or amortization deductions computed for federal income tax purposes with respect to such asset for such period bears to the adjusted tax basis of such asset in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), (f) immediately before a revaluation of Company assets on the books of the Company, the positive or negative difference, if any, between the fair market value (taking Code Section 7701(g) into account) of each Company asset and its previous book value shall be included in income or loss, as the case may be, and (g) the assets of the Company shall be revalued to fair market value on the books of the Company upon the occurrence of any of the following events: (i) a Contribution after the date hereof by any new or existing Member in exchange for an additional or increased Proportionate Share, and (ii) a distribution by the Company (liquidating or otherwise) of cash or property in reduction of all or part of a withdrawing or continuing Member's Proportionate Share.

8.3   Books and Records. As required by the Act, the Company will keep at its principal place of business the following:

(a)   a current list, setting forth the full name and last known mailing address of each Member, Manager and Assignee in alphabetical order;

(b)   a copy of the Articles of Organization and all articles of amendment thereto, together with executed copies of any powers of attorney pursuant to which any articles have been executed;

(c)   copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years or, if such returns and reports were not prepared for any reason, copies of the information and records provided to, or which should have been provided to, the Members to enable them to prepare their federal, state, and local tax returns for such period;

(d)   copies of this Agreement, and all amendments thereto, and copies of any written operating agreements no longer in effect;

(e)   copies of any financial statements of the Company for the three most recent years;

(f)   copies of any written promise by a Member to make a Contribution to the Company;

(g)   copies of any written approvals by the Members to the admission of any Person as a Member;

(h)   copies of any written approvals by the Members to continue the Company upon an Event of Withdrawal;

(i)   copies of any other instruments or documents reflecting matters required to be in writing pursuant to this Agreement;

(j)   records of all proceedings of Members and Managers during the past three years;

(k)   copies of any written contents obtained from Members;

(l)   statements of all contributions accepted by the Company under Section 301 of the Act, including the identity of the contributor, and agreed upon value;

(m)   copies of all contributions under Section 301 of the Act to which the Company is bound;

(n)   copies of most recent annual report filed pursuant to Section 1017 of the Act; and

(o)   any other records required by Section 406 of the Act.

8.4   Accounts and Investments. The Company will deposit its funds in such bank account or accounts or invested in such interest-bearing investments established and maintained in the name of the Company only, as designated by the Managers. Only the Managers or agents of the Managers may make a withdrawal from any account or investment. In no event will Company funds be commingled with those of any other Person.

8.5   Data Storage. The Company may compile the data for any books, accounts, or records required by this Agreement in any form (including in electronic media) from which a Person may retrieve such information into a readily usable form.

8.6   Tax Reports. The Managers will cause the Company to submit to the official or agency administering the tax laws of any applicable jurisdiction any information, reports or other documents required or requested to be filed, as and when due. The Managers will cause the Company to pay all taxes, interest and additions to tax or penalties due from the Company to any such jurisdiction. The Company will bear the cost of preparing such information, reports, or other documents. Within 75 days after the close of each taxable year of the Company, the Managers will prepare and deliver to each Member a report containing all Company information necessary to prepare the Member's federal income tax returns. Except for the elections described in Sections 8.8 and 8.9, the Managers will make such tax elections and determinations on behalf of the Company as the Managers deem appropriate.

8.7   <u>Tax Matters Partner</u>. The Manager(s) will have the right to designate the Tax Matters Partner. The initial Tax Matters Partner shall be Stephen Michael McKay. The Tax Matters Partner (a) will represent the Company and its Members before federal, state, and local taxing authorities, and before courts of competent jurisdiction, in tax matters affecting the Company, the Members in their capacity as Members, or both, and (b) may execute agreements or other documents relating to or affecting such tax matters including (i) agreements or consents to extend the period of limitations on assessment of deficiencies with respect to "partnership items" or "affected items," as such terms are defined in Code Section 6231, and (ii) other agreements or documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company, the Members, or both. The Members will cooperate and do or refrain from doing anything reasonably requested by the Tax Matters Partner to conduct such proceedings. The Tax Matters Partner may retain accountants, attorneys, and other professionals to assist him in such matters. The Company will pay for or reimburse the Tax Matters Partner for all expenses incurred in performing the duties described in this Section.

8.8   <u>Election of Basis Adjustment</u>. The Managers may, in their sole discretion, upon the request of a Member or his Assignee, cause the Company to elect under Code Section 754 that the basis of the Company assets be adjusted for federal income tax purposes pursuant to Code Sections 734 and 743, if such Member or Assignee agrees to pay all expenses incurred in connection with such election. The Managers may secure the Member's performance of this payment obligation in any commercially reasonable way or in lieu of an ongoing payment obligation may accept an initial lump sum payment from the Member in an amount reasonably equivalent to the present value of the Member's ongoing obligation.

8.9   <u>Organizational Expenses</u>. The Company will elect to amortize over the 60-month period beginning with the month in which the Company begins business expenses incurred in organizing the Company ratably as provided in Code Section 709.

8.10   <u>Fiscal and Taxable Year</u>. The fiscal and taxable year of the Company will end on the 31st day of December.

<u>ARTICLE 9 -- DISTRIBUTION AND ALLOCATION RULES</u>

9.1   <u>Cash Available for Distribution</u>. Except as otherwise provided in Section 10.2, at such times as the Managers designate, in the case of the Common Membership Units, the Company will distribute Cash Available for Distribution in accordance with the Members' respective Proportionate Shares so long as the preference distributions to other Unit holders have been satisfied. In the case of the Redeemable Preferred Units, before any cash is distributed to other Membership Units holders, all preferences due to the holders of Preferred Units must be satisfied.

9.2   <u>Cash from a Capital Event</u>. Except as otherwise provided in Section 10.2, at such times as the Managers designate, the Company will distribute Cash from a Capital Event in accordance with the Members' respective Proportionate Shares.

9.3   Allocations of Income, Gain, and Profit. After giving effect to the Tax Regulation Allocations and subject to the Section 704(c) tax allocations described in Section 9.5, the Company will allocate Company net taxable income (and book income), including each item of Company income, gain and profit required to be separately stated as provided in Code Section 702, in accordance with the Members' respective Proportionate Shares except as provided in subsection (b) of this Section 9.3.

9.4   Allocations of Loss and Deduction. After giving effect to the Tax Regulation Allocations and subject to the Section 704(c) tax allocations described in Section 9.5, the Company will allocate Company net taxable loss (and book loss), including each item of Company loss and deduction required to be separately stated as provided in Code Section 702, in accordance with the Members' respective Proportionate Shares. No such losses shall be allocated under the preceding sentence to a Member which would cause such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. Any such losses not allocated to a Member due to the foregoing limitation shall be specially allocated to the Members with positive Capital Account balances in proportion to such Capital Account balances until all such Capital Account balances have been reduced to zero and any remainder shall be allocated to the Members in accordance with their respective Proportionate Shares.

9.5   Section 704(c) and Reverse Section 704(c) Tax Allocations. In accordance with Section 704(c) of the Code and with the Regulations, items of taxable income, gain, loss and deduction with respect to any Company asset, other than money, that has been contributed to the Company by a Member or that has been revalued on the books of the Company shall, solely for income tax purposes, be allocated among the Members so as to take into account the difference between the asset's adjusted tax basis immediately before the contribution or revaluation and the value at which the asset is entered on the books of the Company. Unless otherwise agreed by all Members, such allocations shall be made utilizing the "traditional method" set forth in Regulations Section 1.704-3(b).

9.6   Tax Regulation Allocations. The Company will make the following allocations in the following order:

    (a)   Company Minimum Gain Chargeback. If Company Minimum Gain has a net decrease during any Company taxable year, the Company will allocate items of income and gain for such year (and, if necessary, for subsequent years) to each Member in the amounts required by Regulations Sections 1.704-2(f) and 1.704-2(g)(2).

    (b)   Member Nonrecourse Debt Minimum Gain Chargeback. If Member Nonrecourse Debt Minimum Gain has a net decrease during any Company taxable year, the Company will allocate to each Member who has a share of the Member Nonrecourse Debt Minimum Gain items of income and gain for such year (and, if necessary, for subsequent years) in the amounts required by Regulations Section 1.704-2(i).

    (c)   Qualified Income Offset. If a Member unexpectedly receives an adjustment, allocation, or distribution described in Regulations Sections 1.704-

1(b)(2)(ii)(d)(4), (5) or (6), the Company will allocate to the Member items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit, if any, caused by such adjustment, allocation, or distribution, as quickly as possible as required by Regulations Section 1.704-1(b)(2)(ii)(d).

(d)　　Nonrecourse Deductions. The Company will allocate each nonrecourse deduction, as defined in Regulations Section 1.704-2(b)(1), and determined in accordance with Regulations Section 1.704-2(c), in accordance with the Members' respective Proportionate Shares. In connection therewith, excess nonrecourse liabilities of the Company (as defined in Regulations Section 1.752-3(a)(3)) will be allocated in accordance with the Members' respective Proportionate Shares.

(e)　　Member Nonrecourse Deductions. The Company will allocate each member nonrecourse deduction, as defined in Regulations Section 1.704-2(i)(2), to the Members who bear the economic risk of loss with respect to the liability to which such member nonrecourse deductions are attributable as provided in Regulations Section 1.704-2(i)(1).

(f)　　Allocation of Cancellation of Debt Income. The Company will allocate any cancellation of debt income realized by the Company among the Members in proportion to the allocation among the Members (as provided in Code Section 752) of the debt to which such income is attributable.

(g)　　Calculation of Minimum Gain. To the extent permitted by Regulations Section 1.704-2(h)(3), the Company may treat distributions of Cash as having been made from the proceeds of a nonrecourse liability or a Member nonrecourse liability only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

9.7　　Curative Allocations. The Tax Regulation Allocations are intended to comply with Regulation Sections 1.704-1(b) and 1.704-2. The Tax Regulation Allocations may not be consistent with the manner in which the Members intend to divide Company distributions. Accordingly, the Managers, to the extent not inconsistent with Code Section 704(b), may allocate items of Company income or loss among the Members so as to offset any distortion resulting from the Tax Regulation Allocations in the amounts that would have been allocable to the Members if the Tax Regulation Allocations were not part of this Agreement.

9.8　　Change of Interest. Upon the issuance, increase, decrease or Transfer (pursuant to the terms of this Agreement) of an Interest during any year the Company will allocate income, losses, each item thereof and all other items attributable to such interest in proportion to the number of calendar days in the year that the holder was recognized as the owner for federal income tax purposes of that Interest, without regard for the results of Company operations during the portion of the year in which the holder was recognized as the owner for federal income tax purposes of that Interest, and without regard for the date, amount, or recipient of any distributions made with respect to that Interest. The foregoing allocation rule will not apply if (a) the transferor and transferee agree to an allocation based on the results as of the date of the Transfer and agree to reimburse the Company for the cost of making and reporting their agreed allocation; (b) the Transfer of the Interest causes a termination of the Company within the meaning of Code Section 708; or (c) Code Section 706 and the regulations thereunder require different allocations. All distributions on or before the date of the Transfer shall be made to the transferor and all distributions thereafter shall be made to the transferee.

9.9   Amounts Withheld. Amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment or distribution by the Company to any Member shall be treated as an amount distributed to such Member pursuant to this Article 9 for all purposes of this Agreement.

9.10   Distribution to Pay Taxes. Except as provided in Section 10.2, no later than 90 days after the end of each respective taxable year of the Company, the Company will distribute Cash to each Member in an amount equal to 45% of such Member's share of the Company's taxable income as shown on the Federal Form K-1 for such taxable year which is prepared for each Member by the Company as part of the Company's Federal income tax return. Generally, the Members expect that such distributions will be made no less frequently than quarterly throughout the year in which such income is earned.

ARTICLE 10 -- DISSOLUTION, LIQUIDATION AND WINDING UP

10.1   Dissolution. The Company shall be dissolved only upon the occurrence of any of the following:

(a)   the written consent of a Majority-in-Interest of the Members;

(b)   an Event of Withdrawal of the sole remaining Member;

(c)   entry of a decree of dissolution under Section 617 of the Act; or

(d)   when the Company is not the surviving entity in a merger or consolidation.

Dissolution will take effect on the date of the event giving rise to the dissolution, but the Company will not terminate until its assets have been distributed pursuant to Section 10.2.

10.2   Liquidation and Termination. In a dissolution and winding up of the Company, the Managers (or if no Manager, a liquidating trustee approved by the Members as provided by Section 5.2), will proceed diligently to wind up the affairs of the Company and distribute its assets pursuant to this Section 10.2. During the interim, the Managers will continue to exercise the rights of and operate the Company consistently with the liquidation thereof, exercising all the power and authority vested by the Act. As expeditiously as possible after the dissolution of the Company:

(a)   The Managers will make or cause to be made a complete accounting of the assets, liabilities, and operations of the Company as of the last day of the month in which the dissolution occurs.

(b)   The Managers will use Company assets to pay all liabilities of the Company (including loans from Members but excluding Member Contributions and Member Capital Accounts) and establish a Reserve, if the Managers deem a Reserve necessary, for payment of future or contingent Company obligations.

(c)   The Company will allocate its estimated net loss for the year and any loss realized by the Company on liquidation, including any book adjustment loss under Section 10.2(e), in accordance with Article 9 and its estimated net gain for the year and any gain realized upon liquidation, including any book adjustment gain under Section 10.2(e), in accordance with Article 9.

(d)   The Managers will distribute the balance of the proceeds of the liquidation after allocating gain or loss under Section 10.2(c) among the Members who or which have positive balances in their Capital Accounts in proportion to and to the extent of their positive Capital Account balances. Distributions of Company assets may be made in Cash or in kind, in the sole and absolute discretion of the Managers, but, if in kind, they will be deemed distributed at their fair market values on the date of distribution (for federal income tax purposes).

(e)   If any Company property is distributed to the Members in kind, for purposes of reflecting the allocation of gain or loss from liquidation in the Members' Capital Accounts, the Company will make a book adjustment with respect to the property distributed in kind as provided in the Regulations under Code Section 704(b).

(f)   All salable assets of the Company may be sold in connection with any liquidation at public or private sale, at such price and upon such terms as the Managers deem advisable. Any Member or the Managers and any Person related to any Member, or the Managers may purchase assets at such sale.

ARTICLE 11 -- GENERAL

11.1   Amendment. The Members may amend this Agreement as provided in Section 5.2 in whole or in part only by a written agreement specifically referring to this Agreement; provided, however, that the Managers shall have the right to amend Exhibit A hereto from time to time as necessary to reflect the issuance and Transfer of Interests in accordance with this Agreement.

11.2   Benefit. This Agreement binds and benefits the parties, their heirs, legal representatives, successors, and assigns.

11.3   Computation of Time. In computing any period of time, the day of the act, event, or default from which the designated period of time begins to run will not be included. The last day of the period so computed will be included, unless it is a Saturday, Sunday, or legal holiday, and, if so, the period will run until the end of the next day not a Saturday, Sunday, or legal holiday.

11.4   Construction. Unless the context otherwise requires, when used in this Agreement, the singular includes the plural and vice versa, the whole includes the part and vice versa, and the masculine includes the feminine (and neuter) and vice versa. The words "include", "includes", and "including" will be deemed to be followed by the phrase "without limitation". Captions are inserted for convenience only and will have no legal effect. Each reference to a statute will be deemed to be followed by the words "and the regulations thereunder." "Will" is a mandatory word denoting an obligation to pay or perform. "May" is a permissive word denoting an option. The parties jointly prepared this Agreement. Any uncertainty or ambiguity will not be interpreted against any party but will be interpreted according to the application of the rules of interpretation for arm's length agreements.

11.5   Entire Agreement. This instrument constitutes the entire agreement among the Members concerning the Company. The Members have made no representations, warranties, understandings, or agreements concerning the Company other than those expressly included in this Agreement.

11.6   Equitable Relief. The Company and each Member will have the right to seek and obtain equitable relief to enforce this Agreement.

11.7   Execution. The parties may execute this Agreement in any number of counterparts, and each counterpart will, for all purposes, be deemed an original instrument. All such counterparts together will constitute but one and the same Agreement. Facsimile transmission of any original signed counterpart and retransmission of any signed facsimile transmission will be the same as transmission of an original counterpart. At the request of any party, the parties will confirm facsimile transmitted signatures by signing an original Agreement.

11.8   Exhibits. All exhibits referred to and attached to this Agreement are incorporated into this Agreement by this reference.

11.9   Attorneys' Fees. The prevailing party in any litigation in connection with this Agreement may recover legal fees and litigation costs incurred in prosecuting or defending such litigation from the non-prevailing party.

11.10   Further Assurances. Each of the parties to this Agreement will execute, acknowledge, deliver, file, record and publish such further certificates, instruments, agreements, and other documents, and will take all such further action required by law or necessary in furtherance of the Company's purposes and the intent of this Agreement.

11.11   Governing Law. The substantive law of Missouri will govern this Agreement without regard to its choice of laws rules except to the extent preempted by federal law.

11.12   Venue Selection. If any litigation is initiated with respect to any Member or any of the terms and conditions contained herein, or any action related in any way to the Members membership of the Company, all litigation will be filed in and adjudicated in the civil courts in St. Louis County Missouri.

11.13   Invalidity of Provisions. The invalidity, illegality, or unenforceability of any term of this Agreement will not affect the validity, legality, or enforceability of the remaining terms of this agreement; provided that if permitted by applicable law, any invalid, illegal, or unenforceable provision may be considered in determining the intent of the parties with respect to other provisions of this Agreement.

11.14   No Waiver. The failure or delay of any party to this Agreement in requiring strict performance by any other party of any term of this Agreement will not constitute a waiver of the term or of the right to require strict performance of the term or any other term.

11.15   Notices. A party may only affect a notice, approval or other communication required or permitted under this Agreement by giving such notice in writing, postage, or charges prepaid, and addressed to the address following the Person's name on Exhibit A, and delivering it in person, by certified mail (return receipt requested), or by overnight express delivery service. Delivery by messenger or courier will constitute personal delivery. A Member may change the Member's address for the purpose of this Section by notice to the Company at its principal office in the manner provided in this Section. A notice will become effective and be deemed delivered two days after it is deposited in the mail, one day after it is consigned to an overnight delivery service, or upon receipt of personal delivery.

REMAINDER OF PAGE IS INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date:

Board of Managers

Stephen M. McKay

_____

Chairman

Randal S. Allen

_____

Manager

Michael W. Loveless

_____

Manager

John S. Sandberg

_____

Manager

Phillip B. Dembo

_____

Manager

Constituting the Manager of Herbal Botanical Products, LLC

Founding Members

Panakeia Holdings, Inc.

_____
Stephen M. McKay, President

HIGHLANDER CAPITAL MANAGEMENT CORPORATION

Stephen M. McKay, President

Michael W. Loveless Revocable Trust

Michael W. Loveless, Trustee

Constituting all of the Founding Members of Herbal Botanical Products, LLC

EXHIBIT A – COMMON MEMBERSHIP CONTRIBUTIONS

Member Name and Address	Contributions	Common Membership Units
Panakeia Holdings, Inc 632 N 12th Street, Suite 149 Murray, KY 42071	$334,857.00	3,338,035
Stephen M. McKay 1477 Tiny Town Road, Suite 317 Clarksville, TN 37042	$72,580.00	181,450
Michael W. Loveless Revocable Trust 272 Round Mountain Road Conway, AR 72034	$67,500.00	168,750
John S. Sandberg, IRA 600 Washington Avenue St. Louis, MO 63101	$60,000.00	150,000
Michael Lazaroff 165 N. Meramec Avenue, Suite 325 Clayton, MO 63105	$100,000.00	250,000
Michael W. Loveless, Rollover IRA 272 Round Mountain Conway, AR 72034	$25,000.00	62,500
Randall Allen 2223 Astor Street Apt BAR 3 Orange Park. FL 32073	$26,206.00	65,515
John Callahan 1236 Laven Del Lane Kirkwood, MO 63122	$13,500.00	33,750
Steven Goldsmith Street Address Creve Coeur, MO 63141	$10,000.00	25,000
10428 Limited Partnership 8317 Farrington Court Bradenton, FL 34202	$50,000.00	125,000

Michael Burns
675 Old Ballas Road, Suite 100 $80,000   200,000
Creve Coeur, MO 63141

Totals $839,643   4,600,000

The Board of Managers has approved an Employee Equity Grant Plan (the "Plan") that provides for the granting of equity membership units as an incentive to remain with the Company and to strive for success. The Plan provides for an aggregate of 400,000 Member Equity Units that vest in four years of employment and has an exercise price of $2.50/Unit. The Equity Grants vest over a 48-month period to ensure that the key employees have an incentive to remain with the Company and to devote their time and energy to the success of the Company. Once vested and exercised the following capital account adjustments will be made:

Employee Equity Grants $1,000,000   400,000

Grand Totals – Common Equity $1,839,643   5,000,000
                                        ========   =======

EXHIBIT B – COMMON MEMBERSHIP CAPITALIZATION TABLE

		EXHIBIT B			
		Herbal Botanical Products, LLC			
Type of	**Cash Investment**	**Capitalization Table - Common Equity**		**Common**	**Average Price Per**
Equity	**HBP, LLC**	**Investor**	**Ownership**	**Units**	**Unit**
Equity - Paid	$ 334,857	Panakeia Holdings, Inc. Shareholders	66.76%	3,338,035	$ 0.10
Restricted	$ -	Management Grants (4-year vesting, grant price $2.50)	8.00%	400,000	
Equity - Paid	$ 72,580	Stephen M. McKay - Insider	3.63%	181,450	$ 0.40
Equity - Paid	$ 67,500	Michael W. Loveless Revocable Trust - Insider	3.38%	168,750	$ 0.40
Equity - Paid	$ 26,206	Randy Allen - Insider	1.31%	65,515	$ 0.40
Equity - Paid	$ 60,000	John Sandberg IRA - Insider	3.00%	150,000	$ 0.40
Equity - Paid	$ 100,000	Michael Lazaroff	5.00%	250,000	$ 0.40
Equity - Paid	$ 80,000	Dr. Michael Burnes	4.00%	200,000	$ 0.40
Equity - Paid	$ 10,000	Steven Goldsmith	0.50%	25,000	$ 0.40
Equity - Paid	$ 25,000	Michael W. Loveless IRA - Insider	1.25%	62,500	$ 0.40
Equity - Paid	$ 13,500	Callahan Family	0.68%	33,750	$ 0.40
Equity - Paid	$ 50,000	10428 Limited Partnership - Dr. Howard Short	2.50%	125,000	$ 0.40
Total Capitalization	$ 839,643	Totals	100.000%	5,000,000	N/A

EXHIBIT C – REDEEMABLE PREFERRED MEMBERSHIP UNITS

Member Name and Address	Contributions	Preferred Membership Units
Preferred Investor 1	TBD	TBD
Preferred Investor 2	TBD	TBD
Preferred Investor 3	TBD	TBD
Preferred Investor 4	TBD	TBD
Preferred Investor 5	TBD	TBD
	-------	-------
Total Maximum Issuance of Preferred Units	TBD	TBD
	====	====

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date:

Board of Managers

Stephen M. McKay

_____
Chairman

Randal S. Allen

_____
Manager

Michael W. Loveless

_____
Manager

John S. Sandberg


Manager

Phillip B. Dembo


Manager

Constituting the Manager of Herbal Botanical Products, LLC

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date:

Board of Managers

Stephen M. McKay

_____

Chairman

Randal S. Allen

_____

Manager

Michael W. Loveless



_____

Manager

John S. Sandberg

_____

Manager

Phillip B. Dembo

_____

Manager

Constituting the Manager of Herbal Botanical Products, LLC

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date:

Board of Managers

Stephen M. McKay



_____
Chairman

Randal S. Allen

_____
Manager

Michael W. Loveless

_____
Manager

John S. Sandberg

_____
Manager

Phillip B. Dembo

_____
Manager

Constituting the Manager of Herbal Botanical Products, LLC

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date:

Board of Managers

Stephen M. McKay

_____

Chairman

Randall S. Allen

Randall S. Allen
Manager

Michael W. Loveless

_____

Manager

John S. Sandberg

_____

Manager

Phillip B. Dembo

_____

Manager

Constituting the Manager of Herbal Botanical Products, LLC

Founding Members

Panakeia Holdings, Inc.

Stephen M. McKay

Stephen M. McKay, President

HIGHLANDER CAPITAL MANAGEMENT CORPORATION

Stephen M. McKay

Stephen M. McKay, President

Michael W. Loveless Revocable Trust

Michael W. Loveless

Michael W. Loveless, Trustee

Constituting all of the Founding Members of Herbal Botanical Products, LLC

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